

Brian Dally · 2nd
Co-Founder & CEO at GROUNDFLOOR
Atlanta, Georgia, United States · Contact info
500+ connections

 1 mutual connection: Mark Thimmig -

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G GROUNDFLOOR Finance

Harvard Law School

About

As an Internet ideologue and community organizer at heart, I'm attracted to decentralized technologies that open access for all to previously closed markets. I enjoy instigating and capitalizing on changes to legal frameworks and social psychology to create value at mass market scale.

Experience

 **Co-Founder & CEO**
GROUNDFLOOR Finance
Oct 2012 - Present · 9 yrs 11 mos
Atlanta, GA

GROUNDFLOOR is taking private lending public. In August 2015, we became the first and only nationwide real estate lending marketplace open to participation by non-accredited and accredited inves ...see more

SVP & General Manager
republic wireless, a division of Bandwidth.com
Jan 2010 - Sep 2012 · 2 yrs 9 mos
Cary, NC

On track to grow into a $100+ million business, republic wireless is an innovative new carrier spearheading a wireless freedom movement to return value and control of the smartphone ex ...see more

Principal
Peripatetic Ventures
Aug 2008 - Jan 2010 · 1 yr 6 mos
Boston, Silicon Valley, London, Tampa & the NC Triangle

Help high-growth clients in mobile, consumer internet and enterprise IP communications markets clarify strategies and build upon existing assets to maximize returns on scarce capital.

Executive Vice President
Cecure Gaming Ltd
Jul 2006 - Jul 2008 · 2 yrs 1 mo
London, United Kingdom

Planned, developed and managed range of real money mobile phone casino products including multiplayer poker, blackjack, and other casino games. Analyzed regulatory developments wor ...see more

motricity **VP Product Realization**
Motricity, Inc.
Sep 2004 - Apr 2006 · 1 yr 8 mos
Durham, North Carolina, United States

Early executive-level hire with mission to implement product discipline as we grew from 50 to 300+ employees and raised $59 million in late-stage venture capital. Created and launched new pr ...see more

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Education

 **Harvard Law School**
JD, Law, Business (MBA)
Aug 1996 - Jun 1999

 **Harvard Business School**
MBA, Business, Law (JD)
Aug 1995 - Jun 1999

 **University of Virginia**
BA, Political & Social Thought
Aug 1989 - Jun 1993
Activities and societies: Co-Chairman Resident Staff, Cavalier Daily, Honor Counsel

Skills

Start-ups

Endorsed by F. Scott Moody and 20 others who are highly skilled at this

Endorsed by 3 colleagues at Groundfloor Finance

94 endorsements

Product Management







Endorsed by Michele Chambers Turner and 14 others who are highly skilled at this

Endorsed by 2 colleagues at Groundfloor Finance

88 endorsements

Mobile Devices

Endorsed by Peter King and 11 others who are highly skilled at this

Endorsed by 3 colleagues at Groundfloor Finance

65 endorsements

Show all 27 skills →

Recommendations

Received Given

Jon Colgan - Access-To-Justice for the Middle · 3rd
I help small businesses and middle-class families solve problems with vendors and contracts pre-court.
February 18, 2014, Jon worked with Brian but they were at different companies

I met Brian at Groundwork Labs when CellBreaker was just a concept in a Petri dish. The thing that first struck me about Brian was that he got it; with no huffing and puffing or pitching, Brian immediately understood the CellBreaker concept. He said that CellBreaker and Republic Wireless (his last gig) were pitted against a similar adversary--incumbent carriers. We met for coffee and spoke only a fe ...see more

Matthew Welch · 3rd
Entrepreneur, General Manager and Marketing Executive
October 8, 2012, Matthew reported directly to Brian

I've been lucky enough to work with Brian at two different companies - first at Cecure Gaming and then at Republic Wireless. While Brian's strategic insights, financial acumen and team-building skills are world class, in both companies, what really set Brian apart is his skill as an operator and a product visionary - seeing something that is not apparent and then turning it into reality. Brian is also wicked sma ...see more

Kevin LaHaise · 3rd
I market technologies that matter.
October 2, 2012, Brian was Kevin's client

I worked closely with Brian for nearly two years while he was building and launching republic wireless, and I have nothing but great things to say about him as a leader and an entrepreneur.

Brian has an unusual ability to spot big market opportunities, an instinct for disruption, and th ...see more

Show all 11 received →

Interests

Influencers Companies Groups Schools

Richard Branson
Founder at Virgin Group
19,761,455 followers

Ray Dalio · 3rd
Founder, Co-Chief Investment Officer, and Member of the Bridgewater Board
2,471,274 followers

Show all 4 influencers →